SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October 23, 2007

Scopus Video Networks Ltd.
(Translation of registrant’s name into English)

10 Ha’amal St., Park Afek, Rosh Ha’ayin 48092
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

        Attached hereto and incorporated by reference herein is a copy of the Scopus Video Networks Ltd.‘s press release, dated, October 23, 2007, and entitled “Scopus Appoints Orit Leitman to its Board of Directors”.

        This Form 6-K is hereby incorporated by reference into Scopus Video Networks Ltd.‘s, Registration Statement on Form S-8 (Registration No. 333-133995) and into Scopus Video Networks Ltd.‘s registration statement on Form F-3, filed with the Securities and Exchange Commission on October 16, 2007 (File No. 333-146745).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCOPUS VIDEO NETWORKS LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg Chief Financial Officer

Date: October 23, 2007

Press Release

Scopus Appoints Ms. Orit Leitman to Board of Directors

Tel Aviv: October 23, 2007 – Scopus Video Networks Ltd. (NASDAQ: SCOP), a provider of digital video networking solutions, announced today that on October 16, 2007, the shareholders of Scopus appointed Orit Leitman as a member of its Board of Directors.

Ms. Leitman has recently served as Vice President of Finance at Paradigm Geophysical Ltd. Prior to joining Paradigm Geophysical in 1999, Orit spent seven years as Corporate Treasurer of Scitex Corporation Ltd. Since 2006, Ms. Leitman has served as a director and member of the investment committee of Modelim Kranot Neemanut Ltd. and from 2000 to 2003 was as an External Director of Nur Macroprinters Ltd. She holds both a B.A. in Economics and an M.B.A. degree from the Tel Aviv University.

“I am delighted to welcome Orit to our board of directors,” commented David Mahlab, Chairman of Scopus’ Board of Directors. “Her wealth of business and technology experience will be valuable to our board and I am very much looking forward to her participation and active contribution to the company’s success.”

Press Release

About Scopus Video Networks:
Scopus Video Networks (NASDAQ:SCOP) develops, markets, and supports digital video networking solutions that enable network operators to offer advanced video services to their subscribers. Scopus’ solutions support digital television, HDTV, live event coverage, and content distribution.

Scopus’ comprehensive digital video networking solutions offer intelligent video gateways, encoders, decoders, and network management platforms. Scopus’ solutions are designed to allow network operators to increase service revenues, improve customer retention, and minimize capital and operating expenses.

Scopus’ customers include satellite, cable, and terrestrial operators, broadcasters and telecom service providers. Scopus’ solutions are used by hundreds of network operators worldwide. For more information visit: www.scopus.net

Contacts:
Scopus’ Corporate Contact – Rinat Yeffet
Tel. +972-3-9007767, rinaty@scopus.net

PR Agency: Shuman & Associates
Tel. +972-54-498-5833, joshs@shumanpr.com

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the video-over-IP in particular and the ability to successfully deploy additional products, general economic conditions and other risk factors. Scopus does not undertake any obligation to update forward-looking statements made herein.

Corporate Office	Americas
Scopus Video Networks Ltd.	Scopus Video Networks Inc.
10 Ha’amal St, Park-Afek, Rosh-Ha’ayin 48092, Israel	3 Independence Way, Princeton, New-Jersey 08540
Tel: + 972-3-9007777, Fax: + 972-3-9007888	Tel: (609) 987-8090, Fax: (609) 987-8095
E-mail: info@scopus.net www.scopus.net	E-mail: info@scopususa.com www.scopususa.com